NO ACT

DC
PE
2-5-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION [redacted]CE

April 2, 2008

D. Scott Freed
Whiteford, Taylor & Preston L.L.P.
Seven Saint Paul Street
Baltimore, MD 21202-1636

Re: TVI Corporation
Incoming letter dated February 5, 2008

Dear Mr. Freed:

This is in response to your letter dated February 5, 2008 concerning the shareholder proposal submitted to TVI by Allen E. Bender. We also have received a letter from the proponent dated February 13, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Allen E. Bender
2411 Pimpernel Drive
Waldorf, MD 20603

WHITEFORD, TAYLOR & PRESTON L.L.P.

SEVEN SAINT PAUL STREET
BALTIMORE, MARYLAND 21202-1636
MAIN TELEPHONE (410) 347-8700
FACSIMILE (410) 752-7092

D. SCOTT FREED
DIRECT LINE (410) 347-8763
DIRECT FAX (410) 223-4363
sfreed@wtplaw.com

BALTIMORE, MD
COLUMBIA, MD
FALLS CHURCH, VA
TOWSON, MD
WASHINGTON, DC
WILMINGTON, DE*

WWW.WTPLAW.COM
(800) 987-8705

February 5, 2008

Via Overnight Mail
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street Washington, DC 20549

Re: TVI Corporation
Omission of Shareholder Proposal Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, TVI Corporation, a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (the "Proxy Materials") the proposal and statement of support (together, the "Proposal") submitted by Allen E. Bender (the "Proponent") by letter dated January 14, 2008.[1]

In accordance with Rule 14a-8(j)(2) of the Exchange Act, we have enclosed on behalf of the Company six copies of the Proposal and related correspondence, along with six copies of this letter, which includes an explanation of the reasons why the Company believes that it may exclude the Proposal from the Proxy Materials. In accordance with Rule 14a-8(j)(1), a copy of this letter and its enclosures have been simultaneously submitted to the Proponent. The Company currently anticipates filing definitive copies of the Proxy Materials for the 2008 Annual Meeting of Stockholders with the Securities and Exchange Commission (the "Commission") on or about April 25, 2008. The Company, therefore, would appreciate receiving the response of the staff of the Division of Corporate Finance

---

1 The Proposal is one of eight proposals originally submitted by the Proponent by letter dated December 27, 2007 (the "Initial Submission"). The Company responded to the Initial Submission by letter dated January 10, 2008 in which the Company noted that (i) the Proponent's Initial Submission exceeded the limit of one proposal per meeting contained in Rule 14a-8(c) and (ii) certain of the proposals in the Initial Submission exceeded the 500 word limit of Rule 14a-8(d). In response, the Proponent withdrew seven of the proposals and resubmitted the Proposal that is the subject of this letter.

(the "Staff") to its request prior to that date.

The Company respectfully requests the concurrence of the Staff that no enforcement action will be recommended to the Commission if the Company omits the Proposal from the Proxy Materials. To the extent the Company's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii) under the Exchange Act.

For ease of reference, the text of the Proposal, exactly as received, is set forth below.

Stockholder Proposal I

> That Section I – (c) of Article III of the By-laws of the Corporation be amended to eliminate classified three year terms for Directors and to provide for an annual election for one year terms; and to provide further that this provision will become effective immediately upon adoption and that it may be changed only by affirmative vote of the Stockholders at a Stockholders meeting.
>
> *Description and Reason:* Only about one-third of directors are elected each year making it impossible to change control of the Board by the Stockholders at a Stockholders meeting. Additionally, Maryland law protects an incumbent director elected under the classified system from being removed by Stockholders except for cause, thus preventing Stockholders from removing a director serving a three year term except by first proving "cause."
>
> According to the previous Board in implementing classified director terms this arrangement "will tend to perpetuate present management", "will tend to discourage certain tender offers", and "will also make it more difficult for our stockholders to change the composition of the Board." This lack of accountability is not in the best interest of Stockholders.
>
> If Proposal I is enacted there would be no classified structure and no terms of three years, only annual terms. The terms of currently elected directors would automatically convert to the new one year terms, and any new elections would be for annual terms. Since there are

> no classified terms, all directors would be subject to removal by the Stockholders.
>
> The chief benefits of the classified term system given by the previous Board were "to ensure continuity and stability in our Board's leadership and policies" although the Board noted that there had been no such problems in the past. The use of classified terms protects and entrenches the Board even if a majority of Stockholders disagree with its "leadership and policies."
>
> There is no question that classified terms guarantee continuity of the Board since it is almost impossible for Stockholders ever to prevent the election of a Board nominee. Even the Board must wait three years if it makes a mistake to not re-nominate a director. Any benefits of classified terms comes at the expense of Board accountability both to itself and to the Stockholders.

As is set forth below, it is our view that this Proposal may be omitted from the Proxy Materials based on Rule 14a-8(i)(1), (3), (6) and (8).

Rule 14a-8(i)(1) (Improper Under State Law)

The Proposal seeks to amend Article III, Section 1(c) ("Section 1(c)"), of the Amended and Restated Bylaws of the Company (the "Bylaws"). The Proposal is excludable from the Proxy Materials under Rule 14a-8(i)(1) because the amendment of Section 1(c) is not a proper subject for action by stockholders under Maryland law as is explained below.

In 1999, Title 3, Subtitle 8 of the Maryland General Corporation Law, or "MGCL," ("Subtitle 8") was enacted to permit a Maryland corporation with at least three independent directors and a class of securities registered under the Exchange Act, by resolution of the board of directors and without stockholder approval, to (1) provide for a classified board of directors, (2) provide that a director may be removed only by the affirmative vote of at least two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors, (3) vest in the board of directors the exclusive power to set the number of directorships and to fill board vacancies, (4) provide that, in the event of a vacancy on the board of directors occurring for any reason, such vacancy shall be filled by the board of directors and the substitute director will serve for the remainder of the term of the replaced director; and (5) provide that the calling of a special meeting of stockholders on the written request of the stockholders must be made by stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

Such a corporation may elect to be subject to any or all of the provisions of Subtitle 8. The stockholders of the corporation are also permitted to elect for the corporation to become subject to any or all of the provisions of Subtitle 8. If the Subtitle 8 election is accomplished by board resolution, articles supplementary, describing the provisions of Subtitle 8 to which the corporation has elected to be subject, must be filed with the State Department of Assessments and Taxation of Maryland (the "SDAT"). The filing of articles supplementary does not require stockholder approval. Subtitle 8 specifically provides that a corporation may elect to be subject to a provision notwithstanding a contrary provision in its charter or bylaws.

Pursuant to Sections 3-802 through 3-805 of Subtitle 8, on August 29, 2007 the Board of Directors of the Company (the "Board") elected on behalf of the Company to be subject to the provisions of Subtitle 8. Articles Supplementary, describing the Subtitle 8 provisions to which the Company became subject, were filed by the Company and accepted for record by the SDAT on September 4, 2007, thus making those provisions a part of the charter of the Company. *See* Exhibit A. Prior to the Board's election to become subject to Subtitle 8, the Board had been divided into three classes serving staggered three-year terms with specified terms of office as permitted by Section 2-404(b)(2) of the MGCL. In electing to become subject to MGCL Subtitle 8, the Board designated that the existing classification of terms of directors would continue in place.

Pursuant to Section 3-802(b)(3) of MGCL Subtitle 8, a corporation may opt out of any provision of Subtitle 8 to which it has previously elected to become subject if the corporation opts out of the provision in the same manner in which it elected to become subject to the provision. Because the Company became subject to the provisions of MGCL Subtitle 8 by Board action, only the Board may approve the Company's withdrawal from those provisions. Therefore, because Section 1(c) is not subject to amendment by Company stockholders, the Proposal is not a proper matter for the stockholders to consider at the Annual Meeting. Moreover, the limitation on stockholder power to amend the Bylaws exists notwithstanding Article X of the Bylaws, which permits either the Board or the stockholders to amend the Bylaws, because Subtitle 8 expressly provides that the election is effective notwithstanding contrary charter and bylaw provisions. Thus, the Proposal should be excluded from the Proxy Materials under Rule 14a-8(i)(1)

<u>Rule 14a-8(i)(6) (Absence of Power/Authority)</u>

Rule 14a-8(i)(6) provides that a stockholder proposal may be excluded from a company's proxy materials if the company would lack the power or authority to implement the proposal. Section 2-103(17) of the MGCL, which sets forth the powers of a Maryland corporation, provides that a Maryland corporation may do an act "not inconsistent with law." The obvious negative implication of this provision is that a corporation lacks the power to perform any act that is inconsistent with law. Because amending Section 1(c) would cause the Company to violate Section 3-802(b)(3) of the MGCL, the Company does not have the power to take such action under Section 2-103(17) of the MGCL. Thus, the Proposal should be excluded from the Proxy Materials under Rule 14a-8(i)(6).

Rule 14a-8(i)(8) (Relates to Election)

At the 2008 Annual Meeting, the stockholders will elect the members of Class A for three year terms ending at the annual meeting held in 2011. The Proposal, if adopted as presented, would have the effect of requiring previously elected directors whose terms have not expired when the Proposal is adopted, to leave the board, or to stand for re-election prior to the expiration of their terms. Therefore, it would necessarily prevent such previously elected directors from completing their terms. Such a restriction renders a proposal excludable under Rule 14a-8(c)(8) of the Exchange Act. *Sears Roebuck and Co.* (February 17, 1989) (proposal to de-classify board; Staff permitted omission of proposal unless proponent revised it only to apply to directors elected after effectiveness of proposal because it would prevent certain directors from completing their terms); *accord*, *Alpha Industries, Inc.* (June 29, 1987). Thus, the Proposal should be excluded from the Proxy Materials under Rule 14a-8(i)(8).

Rule 14a-8(i)(3) (Violation of Proxy Rules)

Rule 14a-8(i)(3) provides that a stockholder proposal is excludable from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal states that:

> "If Proposal 1 is enacted there would be no classified structure and no terms of three years, only annual terms. The terms of currently elected directors would automatically convert to new one year terms, and any new elections would be for annual terms. Since there are no classified terms, all directors would be subject to removal by the Stockholders."

The foregoing is not correct as a matter of Maryland corporate law. As noted above, the Company's stockholders do not have the power to eliminate the classified structure of the Company's Board of Directors and the approval of the Proposal would not have the effect stated. Further, the statement that the terms of currently elected directors "would automatically convert to one year terms" is materially false and contrary to Section 3-803(b)-(d) of the MGCL, which specifies the terms of classified directors. Finally, the statement in the last paragraph of the supporting statement that "it is almost impossible for Stockholders ever to prevent the election of a Board nominee" under classified voting for directors is false and misleading in violation of Rule 14a-9. Classified voting has no effect on the voting standards for individual nominees.

Conclusion

For the reasons set forth above, the Company respectfully submits that it may properly omit the Proposal from its Proxy Materials under Rule 14a-8 and requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company does so.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed self-addressed stamped envelope. If you have any questions concerning this letter, please call the undersigned at (410) 347-8763 or Frank S. Jones, Jr. of the firm at (410) 347-8707. Thank you for your timely consideration of this matter.

Very truly yours,

D. Scott Freed

DSF:cal

cc: Sean R. Hunt, Esq. (w/enclosures)
Allen E. Bender (w/enclosures)

1775532v3

Exhibit A

TVI CORPORATION

ARTICLES SUPPLEMENTARY

TVI CORPORATION, a Maryland corporation (the "Corporation"), having its principal office in Prince George's County, Maryland, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to Title 3, Subtitle 8 of the Maryland General Corporation Law (the "MGCL"), the Board of Directors of the Corporation (the "Board of Directors"), at a duly called meeting held on August 29, 2007, adopted resolutions to provide that the Corporation elects to be subject to all of the provisions of Title 3, Subtitle 8 of the MGCL (i.e., Sections 3-801 through 3-805 of the MGCL).

SECOND: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

THIRD: The undersigned President and Chief Executive Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President and Chief Executive Officer of the Corporation acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and Chief Executive Officer and attested to by its Assistant Secretary on this 3rd day of September, 2007.

TVI CORPORATION

By: /s/ Harley A. Hughes (SEAL)
Harley A. Hughes
President and Chief Executive Officer

ATTEST:

By: /s/ Sherri Voelkel
Sherri Voelkel
Assistant Secretary

Allen E. Bender
2411 Pimpernel Drive
Waldorf, MD 20603

VIA EXPRESS US MAIL

Sean Hunt, Secretary
TVI Corporation
7100 Holladay Tyler Road
Glenn Dale, MD 20769

December 27, 2007

Dear Mr. Hunt:

I am submitting herewith several proposals which I wish included on the Agenda for the 2008 Annual Meeting of Stockholders for consideration and vote by the Stockholders.

I have also included for your convenience a copy of the Proposals on a CD in MSWord format.

I can be reached at the above address, by phone at 301-870-9970, or by e-mail at aebender@comcast.net if you have any questions.

I am a Stockholder of the company and as such am authorized and entitled to submit these Proposals for action at the Annual Meeting.

Your cooperation in presenting these issues to the Stockholders will be greatly appreciated.

Yours very truly,

ALLEN E. BENDER

Enclosures:
Stockholder Proposals
Proposals Copy on CD

STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL STOCKHOLDERS MEETING

Stockholder Proposal 1

That Section 1 - (c) of Article III of the By-laws of the Corporation be amended to eliminate classified three year terms for Directors and to provide for an annual election for one year terms; and to provide further that this provision will become effective immediately upon adoption and that it may be changed only by affirmative vote of the Stockholders at a Stockholders meeting.

Description and Reason: Only about one-third of directors are elected each year making it impossible to change control of the Board by the Stockholders at a Stockholders meeting. Additionally, Maryland law protects an incumbent director elected under the classified system from being removed by Stockholders except for cause, thus preventing Stockholders from removing a director serving a three year term except by first proving "cause."

According to the previous Board in implementing classified director terms this arrangement "will tend to perpetuate present management", "will tend to discourage certain tender offers", and "will also make it more difficult for our stockholders to change the composition of the Board." This lack of accountability is not in the best interest of Stockholders.

If Proposal 1 is enacted there would be no classified structure and no terms of three years, only annual terms. The terms of currently elected directors would automatically convert to the new one year terms, and any new elections would be for annual terms. Since there are no classified terms, all directors would be subject to removal by the Stockholders.

The chief benefits of the classified term system given by the previous Board were "to ensure continuity and stability in our Board's leadership and policies" although the Board noted that there had been no such problems in the past. The use of classified terms protects and entrenches the Board even if a majority of Stockholders disagree with its " leadership and policies."

There is no question that classified terms guarantee continuity of the Board since it is almost impossible for Stockholders ever to prevent the election of a Board nominee. Even the Board must wait three years if it makes a mistake to not re-nominate a director. Any benefits of classified terms comes at the expense of Board accountability, both to itself and to the Stockholders.

Stockholder Proposal 2

That the provisions of the By-laws concerning election of directors be amended as follows and that this provision will become effective immediately upon adoption and that it may be changed only by affirmative vote of the Stockholders at a Stockholders meeting:

a. that Section 6 - (a) of Article II of the By-laws of the Corporation be amended to eliminate the exception of election of directors from the requirement of a majority vote by Stockholders

b. that a new provision be added to Section 1 to provided that in case of contested elections the election shall be determined by Plurality Vote

c. that Section 1 of Article II be amended to provide that the term of an incumbent director who fails re-election shall terminate immediately

Description and Reason:

Section - 1 (b) of the By-laws states that directors "shall be elected by a majority of the votes cast at a meeting of Stockholders" but Section 6 - (a) of Article II requires a majority vote of Stockholders to enact corporate action "other than the election of directors." The Board has decided to observe this latter provision in deciding elections of directors and instead employs "plurality vote" to determine director elections. Under plurality vote the candidate receiving the most votes wins, even if there is but one candidate. Plurality vote for election of directors is authorized by Maryland law unless provided otherwise by the By-laws.

Since the Board nominates only one candidate per director vacancy, and since any other nominations are largely prohibited, the Board candidate cannot lose under the plurality vote system. A Board nominee will be elected even he receives only one vote and Stockholders withhold (votes against directors are not permitted) the entire remaining millions of votes. Such an election scheme even though authorized by Maryland law is essentially a waste of time and paper, and prevents any accountability to the Stockholders of either individual directors or the Board as a whole. Plurality vote is only appropriate when there is more than one candidate.

If Proposal 2 passes, at any director election thereafter any sole director nominee not receiving a majority of votes cast in an election of directors would not be elected. If no sole nominees receive a majority of votes cast there would be no new board elected to manage the Corporation. In this case the incumbent board would have the authority to continue to manage the Corporation as provided by the Maryland General Corporation Law.

The chief advantage of election by plurality vote is that a dissident group of Stockholders owning a majority of the outstanding shares could never be successful in unseating a Board nominee. This advantage is to the benefit of an entrenched Board and is not in the best interest of Stockholders.

Even with passage of this provision failure of a Board candidate to be elected is highly unlikely. Under current regulations, brokers have authority to vote shares of stock held in street name by their clients, and routinely vote those shares for management for all except a few specified proposal types. Since most of TVI stock is held in broker accounts, the Board has a large majority of "for" votes a few days after the Proxy Statement is filed. A Stockholder who actually votes his shares and against Board nominees or proposals simly reduces the number of broker votes already cast in favor.

Stockholder Proposal 3

That the provisions of Section 2 of Article II of the By-Laws of the Corporation relating to Special Meetings called by the Stockholders be amended to provide that a Special Meeting may be called by 25% of the beneficial owners of shares outstanding,

Description and Reason: Maryland law specifies that 25% of the shares outstanding may call for a Special Meeting, but authorizes corporations to set a higher requirement not exceeding a majority. The By-laws require a written demand of a majority of outstanding stock to call a special meeting, the highest possible amount permitted under Maryland law.

Obtaining the consent of a majority of the outstanding shares for a special meeting would necessarily require contacting a huge number of TVI stockholders. Such an effort would require a great deal of time and money, and the incumbent Board would most likely decline to provide a list of street name stockholders (probably 85% of the outstanding shares are held in brokerage accounts in street name). Further, such effort would fall under significant SEC regulatory requirements, making the effort even more difficult and costly. These impediments imposed by the 50% plus one requirement prevent the Stockholders from asserting any influence over the Board's leadership and policies, and effectively provide the Board immunity from accountability to the Stockholders.

The effect of reduction in shares required from 50% to 25% would be simply to make it easier for Stockholders to propose actions via a Special Meeting. Any such proposals would still be subject to normal Stockholder approval, and the Meeting would still be under control of the Board.

Both Maryland law and the By-laws provide that a quorum for a meeting is a majority of the outstanding stock, and that only a majority vote of those voting is required to take a corporate action. Thus, the majority to enact corporate business could be as little as 25% plus one of the outstanding shares. To require a majority of all outstanding stock simply to call a special meeting is an unnecessarily stringent requirement.

If Proposal 3 passes a special meeting of Stockholders could be called in the future by the written request of only 25% of the outstanding stock.

Stockholder Proposal 4
That an Article be added to the Charter requiring the Board to set a meeting date within 60 days after receiving a bona fide request for a Special Meeting as follows:

> ARTICLE: The Board shall set the Record Date no later than ten calendar days after, and the Meeting Date no later than 60 calendar days after the date of the receipt of the demand for a Special Meeting which meets the requirements set forth in the By-laws .

Under Maryland law the Board has full authority to set the Record Date for and the time and place of special meetings. However, Maryland law also provides that a Corporation may include in its Charter any provision not inconsistent with law that defines and limits the powers of its directors. Allowing the Board unlimited discretion in setting record and meeting dates invites abuse and could defeat the whole purpose of the special meeting.

This provision would simply establish a limit on the time the Board could delay calling a special meeting. The Board would still have authority to set the time, date, and place, but would have to do so within a reasonable period of time. In a situation dictating the intervention of Stockholders via a Special Meeting it is clear that Stockholder interests would necessitate a timely meeting.

Stockholder Proposal 5
That the Charter of the Corporation be amended to add authority for a majority of Stockholders to approve a corporate action by written consent in lieu of a meeting, and that if approved, the corporate By-laws be amended to reflect this change. The Charter would be amended to include the following provision as taken directly from the Maryland Law:

> TENTH: To the full extent provided by and in accordance with the Maryland General Corporation Law as in effect on the date hereof or as may be amended hereafter concerning Informal Action By Stockholders, any lawful act of the Stockholders which could be taken at an Annual or Special Meeting may be taken by the written consent of Stockholders entitled to vote generally in the election of directors if such Stockholders are eligible to cast the

minimum number of votes to approve the action at a stockholder meeting if the Corporation gives notice of the action to each holder of common stock not later than 10 days after the effective date of the action.

Description and Reason: Maryland law provides that the charter of a corporation may include authority for Informal Action By Stockholders as cited in the above proposed Charter amendment., but TVI's current Charter contains no provision for such Informal Actions.

Action by written consent of a majority of stockholders is a valuable stockholder right, and in appropriate situations can avoid the delay and costs of a formal meeting. Maryland law requires that all Stockholders be given a written notice of the action taken within 10 days, and the SEC generally requires that the notice comply with Proxy Statement provisions. Thus, all Stockholders will be fully apprised of any action taken.

Since it is unlikely that 100% of Stockholders will ever be present at a meeting, and a majority of those attending can enact any proposal, the requirement for approval by a majority of outstanding shares imposed by this Charter Amendment for majority approval is much more stringent than approval requirements at Stockholder meetings.

Maryland law also contains authority for written consent by unanimous approval of Stockholders, and requires only that consents be obtained within a 60 day period and that the document be filed in the records of stockholder meetings. Section 6 - (d) of Article II of the current By-laws implements this provision by providing for a written resolution approved by 100% of outstanding shares.

It is literally impossible to obtain 100% stockholder approval within 60 days since some Stockholders may be out of the country, dead, or not locatable. Further, a single Stockholder owning one share of stock could block any action by all other Stockholders combined. Thus, a provision for a Unanimous Consent for a large public company is meaningless.

Stockholder Proposal 6

That the Charter of the Corporation be amended to include a provision that the Corporation elects not be subject to Subtitle 3-8 of the Maryland General Corporation Law as follows:

> ELEVENTH: The Corporation shall be prohibited from electing to be subject to any and all of the provisions of Subtitle 3-8 as in effect on the date hereof or as may be amended hereafter concerning unsolicited takeovers.

Description and Reason: Subtitle 3-8 of the Maryland law commonly referred to as the Maryland Unsolicited Takeovers Act or MUTA grants authority to the Board to invoke the provisions of the Subtitle at any time and for any reason, and these provisions supercede any contrary provision of the corporation's By-laws or Charter . While MUTA is usually presented as applying to a hostile or unwanted tender offer, the Subtitle's applicability is sufficiently broad as to include an effort by a group of Stockholders to elect a controlling number of directors.

When MUTA is invoked by a resolution of the Board the company's Charter and By-laws are superceded and several specific protections for the incumbent Board are activated as follows:

a. a Classified director system providing for Three Year director terms

b. a requirement for at least a two thirds vote to remove a director

c. authority for the Board to set any size board it wishes and then to fill any vacancies resulting from an increase in board size

d. a requirement for a majority of outstanding shares to call a special meeting

These provisions of MUTA take from the Stockholders their right to establish a Charter and By-laws for governance of the Company, and gives that power to the incumbent Board.

Note that there does not have to be a hostile tender offer to acquire the company for the Board to invoke MUTA. It can be done at any time in the Board's complete discretion, as evidenced by the recent action of the TVI Board in electing coverage under MUTA for no apparent reason.

Note that the Board has currently established a system in which a director can be elected by a single vote but could be removed only by a vote of more than 22 million shares.

Maryland law gives the right to Stockholders to deny the power of the Board to invoke the provisions of MUTA by including such a provision in its Charter. The proposed Charter Amendment is taken from the Maryland law to preserve this right to Stockholders.

Stockholder Proposal 7
That the Charter of the Corporation be amended to add the following paragraph at the end of Article Fourth concerning authority to issue stock:

> Provided further that the terms, rights, and conditions for each share of stock in any class or series of stock so classified, reclassified, or issued shall be the same as for all other shares in the class or series regardless of ownership.

Description and Reason: Maryland law authorizes boards of corporations to issue right, warrants, and options which may be voided if owned by a designated person or class of persons under specified circumstances. The law does not specify any circumstances. This is the so-called "poison pill" which enables boards to issue rights to Stockholders and then void those held by any person or group under circumstances specified in the Plan. Typically presented as a measure to ensure that all Stockholders are treated equally in an unfriendly takeover, it can be also be used against a group of Stockholders attempting to replace a majority of the board.

The TVI Board adopted such a plan in December 2003. It authorizes a Right to purchase a preferred stock which right will be attached to each common share. Upon a triggering event the Rights would be delivered to each stockholder and could be used to purchase the preferred stock which has significant preferential features. One of the triggering events is the public announcement that a person or group of affiliated or associated persons has obtained beneficial ownership of 15% or more of the outstanding stock. Such persons or group would become an "Acquiring Person" and their Rights could be voided by the Board, regardless of the intent of the Acquiring Person.

SEC regulations require that an individual acquiring 10% or more of a company's stock must file a Form 3, and any group of ten or more persons working together and owning collectively 20% or more of a company's stock must file a Schedule 13. Thus, any group of 10 or more Stockholders working together to call a special meeting of TVI stockholders would be required to file a Schedule 13 which would be public announcement. This would make those stockholders an Acquiring Person and the Board could then void their Rights to acquire the preferred stock. As noted by the Board in its filing with the SEC "The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Company's stock on terms not approved by the Company's Board of Directors."

The threat of this Poison Pill weapon is a huge deterrent to TVI stockholders who might wish to challenge the incumbent Board's leadership and policies. If implemented against them these Stockholders would not only suffer a substantial loss but also would probably have their stock positions so diluted that they would lose the voting power to call for a special meeting.

The Poison Pill can also be used against an acquisition offer the Board does not like. The Rights to acquire the very desirable preferred stock attached to shares of stock owned by the Acquiring Company and to shares owned by supporting Stockholders could be voided. This enables a board to ensure that an Acquiring Person meets their terms, most likely some kind of pay-off.

This threat can create a cloud on the value of stock, can discourage the acquisition of large blocks of TVI shares, can discourage acquisition offers or reduce the payment offered to stockholders, and prevents stockholders from organizing to replace an entrenched board. It clearly is not for the benefit of Stockholders.

This proposal is not in conflict with the section of law that gives a board the authority to adopt terms and conditions of stock issued under a Stockholder rights plan. That section specifically states that a board can only issue stock which is authorized in the Charter, and this provision simply specifies the kind of stock the Stockholders have approved for issuance.

Stockholder Proposal 8

That Allen Bender, the stockholder submitting these proposals, be reimbursed for reasonable out-of-pocket costs incurred in the effort to present these matters to the Stockholders.

Description and Reason: These proposals were required to be submitted to the Company several months prior to the 2008 Annual Meeting and it could not be known how cooperative the Board would be. Mr. Bender argues that these proposals are legitimate under both Maryland law and the Company's By-laws, and represent important governance issues that Stockholders should be entitled to vote. He expects and hopes that the Board will agree, and will place no undue impediments to an opportunity for Stockholders to express their views. Thus, only incidental costs should be incurred.

However, actions by the Board to implement probably every known mechanism for entrenching and empowering the Board and to avoid stockholder accountability have made him a bit cautious.

The Board has incurred significant legal fees to implement its immunity scheme, and may use more stockholder funds in an effort to prevent these proposals from being seen and voted upon by Stockholders, and since enactment of these proposals will benefit all stockholders, it seems only fair that Mr. Bender be allowed to recover any personal funds used in this initiative.

TOTAL SOLUTION PROVIDER FOR DOMESTIC PREPAREDNESS.

TVI Corporation

7100 Holladay Tyler Road, Glenn Dale, MD 20769

Phone: 800.598.9711
Fax: 301.352.8818
www.tvicorp.com

January 10, 2008

VIA EMAIL & FEDERAL EXPRESS

Allen E. Bender
2411 Pimpernel Drive
Waldorf, Maryland 20603

Re: TVI Corporation

Dear Mr. Bender:

I am writing in response to your letter dated December 27, 2007 (the "Proposals Letter") which was first received by TVI Corporation (the "Company") at its principal executive offices on January 3, 2008, a copy of which is attached.

As you know, your Proposals Letter requests that eight separate proposals (collectively the "Proposals") be included on the agenda and submitted for stockholder consideration at the Company's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting").

In accordance with the requirements of Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notice is hereby given that you have 14 calendar days from the date of your receipt of this letter to respond to the undersigned in writing and adequately correct the following procedural and eligibility deficiencies with regard to your various Proposals (the "Deficiencies").

A. **Certain of the Proposals Exceed the Word Limit of Exchange Act Rule 14a-8(d).**

Exchange Act Rule 14a-8(d) specifically provides that a proposal and any supporting statement may not exceed 500 words in the aggregate. Each of your Proposals entitled "Stockholder Proposal 2" and "Stockholder Proposal 7" exceeds 500 words. Consequently, such Proposals do not comply with the 500-word limit provided for in Exchange Act Rule 14a-8(d).

B. **The Total Number of Proposals Submitted Exceeds the Limits of Exchange Act Rule 14a-8(c).**

Exchange Act Rule 14a-8(c) specifically provides that a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. You have submitted a total of eight (8) separate proposals for one stockholders' meeting. Consequently, your Proposals

Letter does not comply with the with the one-proposal limit provided for in Exchange Act Rule 14a-8(c).

As stated above, notice is hereby given that you have 14 calendar days from the date of your receipt of this notification to respond to the undersigned in writing and correct the above Deficiencies. Specifically, any response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Nothing contained herein shall be deemed to constitute a waiver or other limitation of any right or privilege of the Company whatsoever, each of which is expressly reserved and preserved.

Sincerely,

Sean R. Hunt, Esquire
Senior Vice President, Corporate Secretary and
General Counsel

1771475

Allen E. Bender
2411 Pimpernel Drive
Waldorf, MD 20603

January 14, 2008

Sean Hunt, Secretary
TVI Corporation
7100 Holladay Tyler Road
Glenn Dale, MD 20769

Re: Deficiency Notice

Dear Mr. Hunt:

I have your letter of January 10, 2008 noting two deficiencies in my Stockholder Proposals for the 2008 Annual Meeting and with comments concerning SEC Rule 14-a-8 provisions.

Please be advised that I hereby withdraw seven of my proposals, those numbered 2 through 8. I wish to submit only Stockholder Proposal 1. I confirm this action by including a document herein containing only Stockholder Proposal 1. This action resolves both of the deficiencies set forth in your letter.

For the record, Proposal 1 was submitted by the deadline, is less than 500 words in length, and is not in conflict with any law or regulation. It addresses a single matter of corporate governance. The proposal description and reasons are set forth in the Proposal.

My name and address are as shown in the letterhead above. I currently own beneficially 1,277,418 common shares of the Corporation. I have no material interest in the Proposal other than as a stockholder concerned about his investment.

I regret any inconvenience and appreciate your cooperation.

Very truly yours,

Allen Bender

ALLEN E. BENDER

Enclosure:
Stockholder Proposal 1

Stockholder Proposal 1

That Section 1 - (c) of Article III of the By-laws of the Corporation be amended to eliminate classified three year terms for Directors and to provide for an annual election for one year terms; and to provide further that this provision will become effective immediately upon adoption and that it may be changed only by affirmative vote of the Stockholders at a Stockholders meeting.

Description and Reason: Only about one-third of directors are elected each year making it impossible to change control of the Board by the Stockholders at a Stockholders meeting. Additionally, Maryland law protects an incumbent director elected under the classified system from being removed by Stockholders except for cause, thus preventing Stockholders from removing a director serving a three year term except by first proving "cause."

According to the previous Board in implementing classified director terms this arrangement "will tend to perpetuate present management", "will tend to discourage certain tender offers", and "will also make it more difficult for our stockholders to change the composition of the Board." This lack of accountability is not in the best interest of Stockholders.

If Proposal 1 is enacted there would be no classified structure and no terms of three years, only annual terms. The terms of currently elected directors would automatically convert to the new one year terms, and any new elections would be for annual terms. Since there are no classified terms, all directors would be subject to removal by the Stockholders.

The chief benefits of the classified term system given by the previous Board were "to ensure continuity and stability in our Board's leadership and policies" although the Board noted that there had been no such problems in the past. The use of classified terms protects and entrenches the Board even if a majority of Stockholders disagree with its " leadership and policies."

There is no question that classified terms guarantee continuity of the Board since it is almost impossible for Stockholders ever to prevent the election of a Board nominee. Even the Board must wait three years if it makes a mistake to not re-nominate a director. Any benefits of classified terms comes at the expense of Board accountability both to itself and to the Stockholders.

ORIGINAL

RECEIVED

2008 FEB 14 PM 2:56

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Allen E. Bender
2411 Pimpernel Drive
Waldorf, MD 20603

Via Express US Mail

February 13, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: TVI Corporation

Ladies and Gentlemen:

I am the shareholder who submitted the proposal to TVI Corporation ("TVI" or the "Company") that is the subject of the Company's submission requesting that the SEC Staff not recommend any enforcement action to the Commission in the event the Company omits my proposal from its Proxy Materials for its 2008 annual stockholders meeting. I am submitting herewith my response to the Company's request, with six copies; and am also sending a copy to the Company's counsel.

I am a former senior officer and director of TVI, and have for many years owned a significant number of shares of TVI. At present I own approximately three percent of the issued and outstanding common shares of the Company.

During the past several years – during which a majority of the present directors have held office and two of them now hold the two most senior executive level positions with the Company – the Company has foundered. Under the stewardship of most of the current directors, it has made two substantial acquisitions that have proven to be financially disastrous; the Board revealed that serious improper actions by previous senior management that had gone undetected and undisclosed until late 2006 and which were the subject of a formal SEC investigation that I understand is ongoing; and the stock price and shareholders equity in the Company have dramatically deteriorated (the per share price of the Company stock has fallen from approximately $4.00 per share, to a present range of $.20 to $.40 per share, and shareholders equity has been reduced from over $34,000,000.00 to less than half that during the same period). Meanwhile, during that period – and well after the Company's financial condition had severely deteriorated – the Board elected to be subject to Section 3-803 of the Maryland General Corporation Law (MGCL) providing for a classified Board of Directors, rather than to have all Board members up for election annually.

My proposal was submitted in accordance with the applicable provisions of the Commission's Rule 14a-8. The purpose of my proposal is to allow the shareholders of the Company to determine whether they wish to have a classified board of directors, as is permitted, but not required, under Section 3-803 of the MGCL. Contrary to the Company's submission, allowing the shareholders to vote on my proposal does not violate any provision of Maryland law. The Company's desire to omit my proposal from Proxy Materials is part of a continued effort by the Company's current Board of Directors to entrench itself and prevent shareholders from exercising their right to having a meaningful role in how the Company's Directors are elected. Below I will address each of the arguments presented by the Company in effort to prevent my proposal from being included in Proxy Materials for consideration by shareholders at the next annual meeting.

The Company sets forth four arguments for omitting my proposal, based upon four subsections of Rule 14a-8(j). The crux of its contentions however – on which essentially all its arguments rise or fall – is that the adoption of my proposal would be improper under the provisions of the MGCL. Because the Company's contention on this issue is incorrect, all its contentions, accordingly, fall.

1. The Shareholder Proposal is not Improper under State Law.

In contending that it would be a violation of state law to allow shareholders to consider and vote on whether to continue having a classified Board, the Company refers to Section 3-802(b)(3) of MGCL, and contends that once the Board of Directors have elected to be subject to any provision of that subtitle (including the classified board that is the subject of Section 3-803), only the Board can reverse that decision. Nowhere does Section 3-802 state – nor is it reasonably implied – that this provision states the exclusive means by which the Company can act in restructuring its board. The Company has not identified – and could not identify – any authority under Maryland law to support its contention. And its contention defies all basic principles of corporate law and governance, which require that a corporation be operated for the benefit of its shareholders, and subject to the ultimate control of its shareholders. Indeed, the Company's argument on this point is intended solely to support its continued efforts to entrench itself without regard to – and to the extent it can, in avoidance of – shareholder involvement in the most basic of decisions central to the operations of the Corporation, i.e., how directors are chosen.

2. The Company has the Authority to Implement the Proposal, if Approved by the Shareholders.

The Company's argument on this point, i.e., that Maryland law prohibits a corporation from engaging in acts "inconsistent with law" (MGCL Section 2-103(17)) and thus the Company cannot act in accordance with my proposal, is merely another way of restating its argument with respect to the asserted impropriety of my proposal under Maryland law. If, as I submit, the proposal is proper under the provisions of MGCL, then it is by definition not inconsistent with law.

3. The Fact that the Proposal Relates to an Election does not Prevent it from being an Appropriate Subject for Shareholder Consideration.

The proposal does not address the election of any particular person to membership on the Board; nor does it foreclose current directors from seeking election. Accordingly, it cannot be invalidated on the grounds it is proposing the election of a certain person or persons to the Board.

The Company's principal focus appears to be on the possibility that some directors, whose classified terms will not have yet expired at the time of the next annual meeting, might not be re-elected to the Board. That of course is possible. That in itself is not inconsistent with the propriety of the proposal, designed to allow shareholders to vote for all bord seats at annual elections. This is consistent with principles of corporate democracy which have, if anything, become more central to the operations of corporate law in the wake of the enactment of Sarbanes-Oxley, and a general recognition of the critical importance of making corporate management and directors answerable to shareholders.

The Company cites two Staff no-action letters, issued approximately 20 years ago, in which the right of Board members to complete their unexpired terms was given consideration. The shareholders submitting proposals there were given the opportunity to amend their proposals to allow for recognition of the interests of then-current board members. The fact situations, and the particular state laws in issue at the time, were quite different. Nonetheless, if the Staff believes it necessary and appropriate, I will amend my proposal to allow those directors with classified terms, not presently up for re-election at the forthcoming shareholders meeting, to complete their terms.

4. The Proposal Contains no False or Misleading Statements.

The last contention made by the Company that the proposal somehow contains materially false or misleading statements is entirely predicated upon its initial argument that the proposal is not authorized under Maryland law. In fact, there is nothing at all false or misleading about any statement contained in the proposal. It is submitted precisely in compliance with the requirements of Commission Rule 14a-8. It is submitted precisely in accordance with the Company's by-laws and Maryland law. It accurately presents the change sought in the Company's by-laws and the reasons for the proposed change. There is nothing in the MGCL that forecloses the change proposed; or forecloses the method by which the change would be implemented, i.e., a direct shareholder vote.

There is nothing in the subject provisions of MGCL that even suggests that the proposed change in by-laws may not be achieved by a vote of the shareholders; nor is there any provision of MGCL that bars in any way the shareholders of a Maryland corporation from enacting by-laws or by-law amendments. The Company's effort to prohibit the shareholders from considering such by-laws is entirely anathema to basic principles of corporation law, recognized in Maryland and elsewhere.

I reiterate my strong belief that the proposal at issue is consistent with all requirements of corporate governance; that it is a valid issue for a stockholder proposal and for consideration by stockholders at the forthcoming annual meeting; and that the Board's efforts to prevent the shareholders from having access to this proposal in required Proxy Materials is counter to the best interests of the Company. The present Board will have ample opportunity, and far greater resources, with which to attempt to persuade the shareholders that this proposal is not in their interests. The present Board should welcome this opportunity. Instead, they have gone to considerable lengths – and incurred considerable expense – to try to prevent the shareholders from having a full and fair opportunity to consider this proposal.

Please contact me at the above address or by e-mail at aebender@comcast.net if there are any questions or any thing further is required.

Very truly yours,

Allen E Bender

Allen E. Bender

cc: D. Scott Freed, Esq.
Sean Hunt, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 2, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TVI Corporation
Incoming letter dated February 5, 2008

The proposal would amend the company's bylaws to eliminate classified three year terms for directors and to provide for an annual election for one year terms, effective immediately upon adoption.

We are unable to concur in your view that TVI may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that TVI may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that TVI may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that TVI may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that TVI may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that TVI may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

There appears to be some basis for your view that TVI may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides TVI with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if TVI omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END